Exhibit 8.1

SUBSIDIARIES OF AMARIN CORPORATION PLC

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held
Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Ireland Limited	Ireland	100%
Amarin Finance Limited	Bermuda	100%
Ester Neurosciences Limited	Israel	100%